**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 12-31-2009

Check here if Amendment [ ]; Amendment Number: _____
This Amendment (Check only one.): [ ] is a restatement.
[ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Bedlam Asset Management plc
Address: 20 Abchurch Lane, London, EC4N 7BB, UK

Form 13F File Number: 28-__________

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael Comras
Title: Chief Compliance Officer
Phone: +44 20 7648 4325

Signature, Place, and Date of Signing:

| M C Comras | London, U.K. | 02-05-2010 |
|---|---|---|
| [Signature] | [City, State] | [Date] |

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

# FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers:             0

Form 13F Information Table Entry Total:             18

Form 13F Information Table Value Total:         157,373
                                              (thousands)


List of Other Included Managers:


Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

NONE

FORM 13F INFORMATION TABLE

| COLUMN 1 | COLUMN 2 | COLUMN 3 | COLUMN 4 | COLUMN 5 | | COLUMN 6 | COLUMN 7 | COLUMN 8 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | VOTING AUTHORITY | | |
| NAME OF ISSUER | TITLE OF CLASS | CUSIP | VALUE (x$1000) | SHRS OR PRN AMT | SH/ PRN | PUT/ CALL | INVESTMENT DISCRETION | OTHER MANAGER | SOLE | SHARED | NONE |
| AGNICO EAGLE MINES LTD | COM | 008474 10 8 | 20,485 | 379,357 | SH | | SOLE | | 379,357 | | |
| YAMANA GOLD INC | COM | 98462Y 10 0 | 14,714 | 1,292,940 | SH | | SOLE | | 1,292,940 | | |
| GOLDCORP INC NEW | COM | 380956 40 9 | 22,085 | 561,378 | SH | | SOLE | | 561,378 | | |
| MOSAIC CO | COM | 61945A 10 7 | 8,721 | 145,999 | SH | | SOLE | | 145,999 | | |
| SHAW GROUP INC | COM | 820280 10 5 | 16,345 | 568,524 | SH | | SOLE | | 568,524 | | |
| ENERGY RECOVERY INC | COM | 29270J 10 0 | 107 | 15,500 | SH | | SOLE | | 15,500 | | |
| ALLEGHENY ENERGY INC | COM | 017361 10 6 | 8,763 | 373,205 | SH | | SOLE | | 373,205 | | |
| ORMAT TECHNOLOGIES INC | COM | 686688 10 2 | 155 | 4,100 | SH | | SOLE | | 4,100 | | |
| SARA LEE CORP | COM | 803111 10 3 | 14,698 | 1,206,735 | SH | | SOLE | | 1,206,735 | | |
| COTT CORP QUE | COM | 22163N 10 6 | 9,658 | 1,177,776 | SH | | SOLE | | 1,177,776 | | |
| KIMBERLY CLARK CORP | COM | 494368 10 3 | 5,788 | 90,857 | SH | | SOLE | | 90,857 | | |
| HAIN CELESTIAL GROUP INC | COM | 405217 10 0 | 6,468 | 380,270 | SH | | SOLE | | 380,270 | | |
| BRISTOL MYERS SQUIBB CO | COM | 110122 10 8 | 17,261 | 683,600 | SH | | SOLE | | 683,600 | | |
| PFIZER INC | COM | 717081 10 3 | 385 | 21,180 | SH | | SOLE | | 21,180 | | |
| CHECK POINT SOFTWARE TECH LT | ORD | M22465 10 4 | 5,795 | 171,040 | SH | | SOLE | | 171,040 | | |
| MILLICOM INTL CELLULAR S A | SHS NEW | L6388F 11 0 | 5,493 | 74,462 | SH | | SOLE | | 74,462 | | |
| CHUNGHWA TELECOM CO LTD | SPONS ADR NEW 09 | 17133Q 40 3 | 235 | 12,667 | SH | | SOLE | | 12,667 | | |
| TELECOMUNICACOES DE SAO PAUL | SPON ADR PFD | 87929A 10 2 | 217 | 8,700 | SH | | SOLE | | 8,700 | | |